Exhibit 99.1

ParaZero and ABOT Expand Safe Drone Operation in The European Market Via a New Brand

First order received under newly launched ABOT-ParaZero SafeAir brand, The ABOT-PZ, supported by CE Class C5 certification

TEL AVIV, Israel, March 07, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the "company” or “ParaZero”), an aerospace company focused on safety systems for commercial unmanned aircrafts and defense Counter UAS systems, announced a strategic partnership with ABOT, one of France’s largest drone distributors of advanced drone solutions for various industries, to expand the availability of its cutting-edge SafeAirTM parachute recovery systems in the French market. Under this new collaboration, ABOT will become an official reseller of ParaZero’s SafeAir products in France, with the two companies jointly launching a new brand, ABOT-PZ SafeAir, to align with local market preferences.

ParaZero’s SafeAir system is a state-of-the-art drone safety solution designed to enable safe and legal drone operations in urban and high-risk environments. The system features an autonomous parachute deployment mechanism, real-time monitoring and advanced failure detection, ensuring a controlled descent in the event of an emergency. SafeAir provides a critical safety layer for commercial drone operations, supporting compliance with global aviation regulations.

The collaboration was made possible by ParaZero’s recent regulatory achievement of the CE Class C5 certification, a key regulatory milestone that unlocks significant growth opportunities in the European market. This certification allows ParaZero’s SafeAir system to be integrated into drones seeking approval for specific operational risk assessment (SORA) scenarios under the European Union Aviation Safety Agency (EASA) framework, facilitating safer and more scalable drone operations in Europe.

ABOT has placed its first order under the new agreement, reinforcing strong demand for ParaZero’s safety solutions in France. The partnership is expected to accelerate the adoption of drone safety technologies in various sectors, including industrial inspections, emergency response and urban air mobility.

“The partnership with ABOT marks an important step in expanding our footprint in Europe by making the SafeAir technology more accessible to drone operators and enabling them to unlock new flight modes,” said Boaz Shetzer, CEO of ParaZero. “By launching the ABOT-PZ SafeAir brand, we are strengthening our commitment to safety and innovation in the entire European drone industry.”

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is a leading developer of autonomous parachute safety systems technologies for commercial and military platforms as well as for urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero develops and manufactures smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/

About ABOT

ABOT Professional Drones is a leading French company specializing in the distribution of advanced drone solutions for various industries. ABOT has established itself as a trusted provider of high-quality solutions to meet the specific needs of professionals in sectors such as public safety, energy, agriculture and surveying. With a commitment to innovation and excellence, the company offers a comprehensive range of products and services, including drone sales, training, and technical support. ABOT's team of experts collaborates closely with clients to deliver customized solutions that enhance operational efficiency and productivity. Recognized for its expertise and reliability, ABOT continues to be at the forefront of the professional drone industry in France and beyond.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses how the partnership with ABOT is expected to accelerate the adoption of drone safety technologies in various sectors, including industrial inspections, emergency response and urban air mobility, expanding its footprint in Europe by making the SafeAir technology more accessible to drone operators and enabling them to unlock new flight modes and strengthening its commitment to safety and innovation in the entire European drone industry . Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
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